UNIGENE LABORATORIES, INC.
81 Fulton Street
Boonton, New Jersey 07005

August 19, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim Rosenberg, Senior Assistant Chief Accountant Lisa Vanjoske, Assistant Chief Accountant Christine Allen, Staff Accountant Suzanne Hayes, Staff Attorney Karen Ubell, Staff Attorney

Re:	Unigene Laboratories, Inc.
Form 10-K
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010
File No. 000-16005

Ladies and Gentlemen:

I am writing on behalf of Unigene Laboratories, Inc. (the “Company” or “Unigene”) in response to the questions and comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Ashleigh Palmer dated July 23, 2010 (the “Comment Letter”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Company's Form 10-K for the year ended December 31, 2009 (the "Form 10-K").  For your convenience, the Staff’s comments are reprinted in this letter in bold, followed by the applicable responses.

Form 10-K filed March 16, 2010

Business

Strategy, page 4

1.
Please expand your disclosure regarding your agreements with Upsher-Smith, Tarsa, GlaxoSmith Kline and Novartis to include the term of the agreement, aggregate potential milestone payments, and the royalty rate or a reasonable range within which the royalty rate falls, for example “single digits,” teens,” “twenties,” etc.  For agreements with increasing royalty rates, please indicate the minimum and maximum rate.

Securities and Exchange Commission
August 19, 2010

Response:

Beginning with the Company's Report on Form 10-Q for the quarterly period ended June 30, 2010 (the “Form 10-Q”), the Company revised its disclosure to include a description of the term of each of these agreements (see the last sentence of each of Notes C, D, E and F of the Form 10-Q).  With respect to the aggregate potential milestone payments thereunder, the Company notes that disclosure of those amounts with respect to (a) the GSK agreement is already contained on page 7 of the Form 10-K under the heading "Development of an Oral PTH Product"; (b) the USL agreement, would be that no additional milestone payments remain thereunder (and such disclosure was added to the Form 10-Q in Note D on page 10); and (c) the Novartis Agreement is already contained on page 5 of the Form 10-K under the heading "Strategy, Novartis Agreement", but additional language to make it clear that a balance of $5,000,000 in aggregate potential milestone payments remains thereunder will be added in future filings (and such disclosure was added to the Form 10-Q in Note E on page 11) .

The Company believes that disclosure of the aggregate potential milestone payments under the Tarsa agreement, as well as the royalty rate under each of these agreements, would cause competitive harm to the Company.  These disclosures would likely be of value to Company competitors since they would provide insight into the Company’s pricing structures. In addition, these disclosures would provide an unfair competitive advantage to the Company’s potential partners or collaborators when negotiating similar provisions with the Company in the future.  The Company confirms that these provisions are treated as highly confidential by the Company and they have not been publicly disclosed or widely disseminated within the Company.  Furthermore, these provisions were redacted pursuant to confidential treatment requests when the agreements were filed with the Commission and each of these requests for confidential treatment was granted and remains in effect.1

2.	Please expand your description of your arrangements with Yale University and Queen Mary, University of London. You[r] discussion should include:

•	the nature of the arrangement;

1	Below are details of the Company’s requests for, and receipt of, confidential treatment for the USL, Tarsa, GSK and Novartis agreements:

Company Agreement	Date of Initial Confidential Treatment Request	Date of Most Recent Order Granting Confidential Treatment	Current Expiration Date of Confidential Treatment
USL	January 9, 2003	January 22, 2008	October 1, 2017
Tarsa	March 16, 2010	May 3, 2010	March 16, 2020
GSK	April 21, 2005	May 19, 2008	April 17, 2017
Novartis	August 16, 2004	January 24, 2008	August 10, 2017

Securities and Exchange Commission
August 19, 2010

•	products or product candidates dependent on the arrangement;
•	each party’s rights and obligations;
•
payment provisions, including payments made to date, aggregate potential milestone payments, minimum annual payments, royalty rates or a range of royalty rates[,] and term and termination provisions, as applicable.

Additionally, please file any agreements relating to these arrangements or provide an analysis supporting your determination that you are not substantially dependent on each agreement.

Response:

The Company had entered into research agreements with Yale University and Queen Mary, University of London that terminated by their terms on May 31, 2010 and August 10, 2010, respectively. Before such terminations, neither research collaboration produced any revenue for the Company and related expenses were immaterial to the Company's financial condition. The Company has not been substantially dependent on either of these arrangements.  Since neither arrangement was material to the Company and they have now both terminated, the Company believes that additional disclosure regarding these research arrangements and/or filing of related agreements is not necessary in future filings.  Because the Company is internally conducting programs stemming from those collaborations, the Company will continue to refer to those collaborations, as it did on the top of page 25 of the Form 10-Q.

At the time of entering into the research agreement, the Company had also entered into a License Agreement with Queen Mary, University of London.  The payments made to date under the License Agreement have been de minimis and the development work occurring using the technology licensed thereunder is in a preclinical, early stage.  As a result, at this time, it is difficult to predict whether the technology will advance to a clinical stage and ultimately to an approved, commercial product, which may trigger additional payments thereunder.  The Company does not consider the License Agreement to be a material contract and does not believe that additional disclosure regarding, and/or filing of, the License Agreement is necessary in future filings.

Notes to Financial Statements

Note 7.  China Joint Venture, page 37

3.
You disclose that “The technologies and know-how that we have agreed to license to the joint venture have been assigned a total value of $4,500,000...”  Based on your disclosures at page 18, the joint venture determined the value of the assets.  Please disclose the methodology and assumptions used by the joint venture and why you believe the value determined by the joint venture for the value of the technologies and know-how represents the fair value of the assets transferred.

Securities and Exchange Commission
August 19, 2010

Response:

In the China joint venture-related agreements entered into in 2008 with our then joint venture partner, SPG (which assigned its interest to China Pharmaceutical Group, Inc.), the parties agreed that, in addition to other consideration for its equity ownership in the China joint venture, Unigene would license to the China joint venture technologies and know-how with a value of $4.5 million.  The Company concluded that the fair value of the technologies and know-how that it determined to license to the China joint venture was $4.5 million, based on a series of assumptions, including, the likelihood of success in achieving approval of the NDA in China, the timing of such approval, the timing of various other governmental approvals for the joint venture, the timing of construction of the research and development and manufacturing facilities in China, risks associated with product distribution, the size of the market, and market acceptance of injectable and nasal calcitonin products in China.  During arms' length negotiations of the 2008 joint venture-related agreements, SPG, a large pharmaceutical company sophisticated in assessing such matters, accepted our determination of the fair value of these licensed assets, which was reflected in the joint venture-related agreements.

4.
Regarding the technology and know-how transferred to the China joint venture, you disclose at page 37 “the gain is being recognized beginning in 2008 over 17 years, the estimated life of the transferred assets...”  Please provide us your accounting analysis including reference to the applicable paragraph(s) and section(s) in the Accounting Standard Codification as to why you are recognizing the gain over the estimated life of the transferred assets and why gain was not recognized immediately.  In your response, address why your treatment of the gain in this transaction differed from that in the Tarsa transaction, in which you recognized the gain immediately.  In addition, please revise your disclosure to indicate where in your balance sheet you reflect the $4.5 million deferred gain, net of amounts recognized.

Response:

The Company relied on EITF 89-7 "Exchange of Assets or Interest in a Subsidiary for a Noncontrolling Equity Interest in a New Entity” (Codified in EITF 01-2, “Interpretations of APB Opinion No. 29”, Accounting Standards Codification 845-10) to support its accounting treatment of the gain on the license of technology and know-how to the China joint venture.  EITF 89-7 provides the following example:

An enterprise transfers its ownership of an individual asset (or assets) or its ownership interest in a subsidiary to a newly created entity in exchange for an ownership interest in that entity that will be accounted for by the equity method and monetary consideration. The monetary consideration received exceeds the fair value of the portion of the surrendered asset that has been sold in the exchange. The excess monetary consideration is funded by proceeds from nonrecourse financing within the newly created entity. Subsequent to the transfer, the enterprise does not control the entity. The specifics of the transaction are as follows:

•  Company A owns equipment with a book basis of $100 and an appraised value of $400.

Securities and Exchange Commission
August 19, 2010

•  Company B, previously unrelated to Company A, creates a new subsidiary, Company X, and transfers cash of $60 to Company X.

•  Company A transfers the equipment to Company X in exchange for shares of Company X stock that represent a 40 percent ownership interest in Company X. Simultaneously, Company X borrows $300 with recourse to only the equipment and pays Company A $360 cash.

The Task Force reached a consensus that if the enterprise has no actual or implied commitment, financial or otherwise, to support the operations of the new entity in any manner, a gain of $260 should be recognized. The investor's basis in the new entity should be no less than zero. The gain calculation is illustrated as follows:

Fair value of interest in equipment sold ($400 × 60%)	$240
Less: Cost of interest in equipment sold ($100 × 60%)	(60)
$180

Plus: Additional gain to the extent of the negative investment	80 *
Total gain recognized	$ 260

* The additional gain is calculated as follows:

Cost of equipment	$100
Less: Cost of interest in equipment sold	(60)
Remaining cost	40

Less: Cash received in excess of 60% of the equipment's fair value ($360 – $240)	(120)
Negative investment	$ (80)

EITF 01-2 goes on to state:

Task Force members noted that specific facts and circumstances may affect gain recognition and that it would be impractical for the Task Force to consider all possible variations of the basic transaction described above.

The SEC Observer emphasized that any gain recognition is heavily dependent on a careful analysis of specific facts and circumstances. Gain recognition would not be appropriate if a significant uncertainty exists regarding realization or the enterprise has an actual or implied commitment to support the operations of the new entity in any manner.

Securities and Exchange Commission
August 19, 2010

Unigene’s license of technology and know-how to the China joint venture has the following similarities to the example provided in EITF 89-7:

•  Unigene licensed an asset (technology and know-how) to a newly-created entity (the "JV") in exchange for an ownership interest in that entity that will be accounted for by the equity method.

•  The book value of the assets licensed to the JV on Unigene’s books is less than their fair value (value on Unigene’s books is zero; fair value of assets licensed is $4.5 million).

•  Subsequent to the license, Unigene does not have a controlling interest in the JV (only 45%).

Unigene’s license differs from the example in EITF 89-7, as follows:

•  Unigene does not receive any monetary consideration from the JV as a result of the license of its assets.

•  Unigene has an actual or implied commitment, financial or otherwise, to support the operations of the JV.

Since Unigene has licensed assets with a fair value of $4.5 million and a book basis of zero, we believe that a gain for the entire $4.5 million should be recognized.  However, according to EITF 01-2, since Unigene has an actual commitment to support the operations of the JV after the commencement of the license, an immediate gain on the license of technology and know-how would not be appropriate, but instead, such gain should be recognized over time.

Accordingly, based on the facts and circumstances of the JV agreement, the Company felt that it was appropriate to accrete the difference between the book and fair value of the technology and know-how over their expected life and record it as a gain on the statement of operations under "Gain on technology transfer to joint venture" and as an increase in the investment reflected on the balance sheet under "Investment in China joint venture".  There is no deferred gain recorded on the balance sheet.

In order to determine the expected life of the technology and know-how, the Company examined both the legal and economic lives of the licensed assets.  The Company currently has a Chinese patent pending for the manufacturing process that the JV will employ.  The legal life of this patent, once approved, will be 17 years from 2008 (20 years from the 2005 patent filing date) and is currently Unigene’s best indicator of the life of the technology licensed.

Unigene believes that the treatment of this gain can be distinguished from that of the Tarsa transaction, which is a completed transaction.  Unlike our continuing involvement in the China JV, we are not required to fund Tarsa operations or provide any additional services, except at the request of Tarsa and under a separately negotiated statement of work.  Furthermore, the Company notes there is no joint development or steering committee between Unigene and Tarsa related to the manufacturing and development of Phase III and future product.  As of October 19, 2009, the effective date of the Tarsa agreements, Tarsa assumed responsibility for all expenses incurred relating to the Phase III clinical trial, thus no additional expenses thereafter have been or will be incurred by Unigene, except for services that may be agreed upon in subsequent statements of work.

Securities and Exchange Commission
August 19, 2010

Definitive Proxy Statement filed April 29, 2010

Corporate Governance
Board’s Role in Risk Oversight, page 2

5.
We note your statement that “The Compensation Committee has also considered whether the Company’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.”  We note, however, that you have not included any further disclosure of the Compensation Committee’s determination with respect to the company’s exposure to such risks.  Please advise us of the basis for your conclusion that such disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Compensation Committee reviewed the Company’s compensation policies and practices for its employees and concluded that such policies and practices are not reasonably likely to have a material adverse effect on the Company.  To make this determination, the Compensation Committee considered the Company’s historic practice of emphasizing equity compensation, which serves to link the employees’ compensation with the interests of stockholders, and the multi-year vesting of the Company’s employee equity compensation program, which helps prevent excessive short-term risk-taking that would potentially harm the value of the Company's stock.

In addition, bonuses, which are discretionary and periodic, are based upon corporate performance and individual performance, as well as the Company’s cash position.  Since the bonuses are subject to the discretion of the Compensation Committee and dependent on the Company’s cash position, employees are encouraged to perform in a manner that is consistent with the Company's annual goals and objectives, but are disincentivized to take risky actions that could harm the Company’s financial position.  The Company believes that most of the foregoing information is contained in the disclosure in the proxy statement.

Elements of Executive Pay, page 25

6.
On page 24 you have indicated that your compensation program is designed to reward individual performance in achieving Company goals and objectives and annual cash bonuses are designed to keep employees focused on individual performance goals.  Additionally, on page 25 you reference the CEO’s individual performance objectives.  We note that you did not issue cash bonuses for the year ended December 31, 2009.  Please describe each named executive officer’s individual goals and the level of achievement.  To the extent that the level of achievement was considered in determining the stock option awards, please explain how the amount of the awards was determined.  If these goals were not used to determine the stock option awards, please describe the factors that were considered in determining the stock option awards.

Securities and Exchange Commission
August 19, 2010

Response:

At the end of the 2009 fiscal year, the Company needed additional sources of cash to maintain all of its operations.  Accordingly, at that time, the Company undertook a restructuring plan that included a reduction in workforce, salary reductions and other cost savings.  Therefore, due to the Company’s low cash position, the Company decided, before even considering individual performance goals and achievements, not to award bonuses to any of its executives in respect of the 2009 fiscal year.

None of the named executive officers received salary increases in 2009, nor did they, with the exception of one vice president, receive bonuses in respect of 2008.  In April 2009, the Compensation Committee agreed with the Chief Executive Officer’s recommendation that there was a need to award additional option grants to the named executive officers.  At that time, when recommending to the Board of Directors that stock option awards should be granted to the Company’s named executive officers, the Compensation Committee did not consider each officer’s individual goals and the level of his achievement.  Rather, the Compensation Committee took into account (a) prior grants to the named executive officers, (b) the Company’s policy of granting annual stock option awards to named executive officers in order to better align their interests with stockholder interests, to better achieve the incentivizing function of options that vest over time, and to diminish the impact of volatility in the stock price, and (c) the desire to use such option grants to assist in executive retention.  While the Compensation Committee viewed the aggregate value of the option grants to be low by industry standards, it was constrained in setting the size of the option awards by the number of shares then available under the Company's option plan and other potential needs for those shares over the then coming year.

7.
We note the Company goals of moving toward profitability and reducing the reliance on outside financing.  If these goals were defined with any specificity, please provide a more detailed description of them.  To the extent the goals were quantified, your description should also be quantified.

Response:

At the time of the proxy statement relating to the Company’s 2010 annual meeting of stockholders, the Company had not defined its goals of moving toward profitability and reducing the reliance on outside financing with any specificity.  Therefore, no additional disclosure regarding these goals was included in the proxy statement.

*   *   *

At the Staff’s request, the Company acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Securities and Exchange Commission
August 19, 2010

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact the undersigned at (973) 265-1100.

Very truly yours,

/s/  William Steinhauer

William Steinhauer
Vice President, Finance

cc:           Ashleigh Palmer
Ella DeTrizio, Dechert LLP
Sara Bucholtz, Dechert LLP
Michael Creasy, Grant Thornton LLP
Keyur Thakkar, Grant Thornton LLP